May 2, 2012

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-4631

Innophos Holdings, Inc. Form 10-K for
Fiscal Year Ended December 31, 2011 Filed February 29, 2012
File No. 1-33124
Response to Staff Comment Letter

Dear Mr. O’Brien:

This letter acknowledges receipt of your letter dated April 24, 2012 addressed to Mr. Neil Salmon, Chief Financial Officer of Innophos Holdings, Inc.(the “Registrant”), which has been referred to me for response.

In addressing the comments made by the Staff in your letter, we have responded to them in the order in which they were rendered. Below we have set forth the full text of each Staff comment and, immediately after each, responses on behalf of the Registrant.

We note that the Staff comments were received while the preparation of our next periodic report (Form 10-Q for the quarterly period ended March 31, 2012) was at a very advanced stage just prior to filing. Accordingly, while we have endeavored to include appropriate responses noted below in the next filing due after receipt of the letter, as we indicate, some responses will be made otherwise, such as in appropriate future filings to which the items apply. Moreover, there will be insufficient time for the Staff to consider our responses fully prior to the upcoming filing so, to the extent resulting from that consideration process, disclosures in future periodic filings may be necessary.

We have the following responses to the comments delivered in your letter:

Staff Comment:

General

1.	Your “Company Data” within EDGAR does not reflect your current fiscal year end of December 31st. It currently shows a fiscal year end of December 7th. Please revise your information within

EDGAR accordingly.

Response:

In response to the Staff’s comment, the Registrant advises that, since becoming public in 2006, its fiscal year has always coincided with the calendar year, and it has never filed materials with the Commission indicating other than a fiscal year ending on December 31. Nevertheless, the fiscal year end in EDGAR is now revised to reflect December 31.

Staff Comment:

Item 6. Selected Financial Data, page 19

2.	In future filings, please provide the disclosures required by Instruction 2 to Item 301 of Regulation S-K, or provide cross-references to disclosures located elsewhere.

Response:

In response to the Staff’s comment, the Registrant advises the Staff that, in future filings where Selected Financial Data disclosure is required, it will provide the necessary disclosures (or appropriate cross references) describing factors that materially affect the comparability of the data. In addition, the Registrant will include disclosures (or appropriate cross references) describing material uncertainties that could affect the Registrant’s future financial condition or results of operations.

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 21, Segment Reporting, page 27

3.
In future filings please provide an analysis of the underlying causes for the significant increase in the selling prices along with the causes for the decline in volumes that materially impacted the GTSP & Other reportable segment’s net sales for each period presented. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

In response to the comment, the Registrant advises the Staff that, assuming it remains the case, it will disclose in future filings the material underlying market causes for the changes in selling prices and product volumes for GranularTripleSuperPhosphate (GTSP). The Registrant has included the additional language in the Form 10-Q for the quarterly period ended March 31, 2012, stating that GTSP selling prices are influenced by overall phosphate fertilizer market trends. GTSP volumes tend to be variable from quarter-to-quarter as individual shipments represent a large percentage of a typical quarter’s volume. Phosphate fertilizer market demand conditions can be a contributing factor to changes in timing of shipments. The Registrant has disclosed in historical filings when these effects have influenced GTSP volume variances and will continue to do so in future filings.

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 21, Segment Reporting, page 27

4.
In future filings, please revise your discussion and analysis of operating income as a percentage of net sales at the segment level to more accurately describe the changes in margin between each period presented. For example, you state that the operating income margin for the Specialty Phosphates US & Canada segment declined by 2.5%. However, the decline in margin is 12.3%, or a decline of 250 basis points. Further, please quantify the extent to which each factor disclosed contributed to the change in operating margin. Finally, please ensure that you provide investors with an understanding of the underlying causes for each of the material factors disclosed as impacting the changes in operating margin. For example, you note that the Specialty Phosphates Mexico segment had higher manufacturing costs due to higher operating rates without an explanation for the higher operating rates. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response:

Although the Registrant believes its descriptions in previous filings have been accurate in all material respects, in response to this comment, the Registrant advises that, in future filings, it will describe with more particularity the changes in operating margin between each period presented. Moreover, the Registrant will provide further explanation for the material underlying causes of the changes to operating margin. The Registrant has included the additional disclosure and further explanations to the underlying causes for changes to operating margin in its Form 10-Q for the quarterly period ended March 31, 2012 - Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Staff Comment:

Liquidity and Capital Resources, page 29

5.
We note that approximately 46% of your net sales were generated by your international operations. In future filings, please disclose the amount of cash and cash equivalents held outside the U.S., as well as the amounts that are restricted by laws to be used in other countries, to provide additional clarity regarding the amount of cash and cash equivalents that are available for your use for ongoing cash needs. Please also disclose that your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true, in light of your statement that it is your intent is to permanently reinvest foreign earnings.

Response:

In response to the comment, the Registrant advises the Staff that it will disclose in future filings, the amount of cash and cash equivalents held outside the United States. In addition, assuming it remains the case, the Registrant will disclose that current operating plans do not demonstrate a need to repatriate any of the cash and cash equivalents held outside the United States to fund the United States operations. In addition, the current cash amounts are not restricted by law to be used in other countries. The Registrant has included the above-

mentioned additional disclosure in its Form 10-Q for the quarterly period ended March 31, 2012 - Liquidity and Capital Resources.

Staff Comment:

Liquidity and Capital Resources, page 29

6.
In future filings please provide a more comprehensive analysis for the 39.8% increase in accounts receivable, net, as it is 27.1% of total current assets as of December 31, 2011, and materially impacted operating cash flows for fiscal year 2011. Further, we note that accounts receivable, net as a percentage of quarterly sales increased to 50% for the fourth quarter of fiscal year 2011 as compared to 38.9% for the fourth quarter of fiscal year 2011. As such, please expand upon your disclosure regarding longer payment terms for export sales to quantify the change in the aging of your accounts receivable, net (e.g., x% is current, x% is 31-90 days, x% is greater than 90 days). Please also disclose the payment terms for your export sales versus your standard payment terms. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Response:

In response to the comment, the Registrant advises the Staff that, assuming it continues to be the case, it will disclose in future filings the material factors contributing to the changes in accounts receivable. The Registrant has disclosed the material factors contributing to the accounts receivable increase in the Form 10-Q for the quarterly period ended March 31, 2012. As stated in that filing Liquidity and Capital Resources, the primary reason for the increase in accounts receivable was due to large GTSP shipments of approximately $19 million at the quarter-end of March 31 in which the cash was collected in early April. While not a contributor to the first quarter 2012 increase in accounts receivable, the Company has continued to grow its business in export markets where terms are typically 30 - 45 days longer than standard domestic terms to compensate for extended delivery times.

Staff Comment:

Liquidity and Capital Resources, page 29

7.
We note that you have used a material amount of cash to “debottleneck” your U.S. facilities during fiscal year 2011 and that you are continuing your efforts to “debottleneck” your Mexico facilities during fiscal year 2012. In future filings, please explain what the bottlenecking issues were/are in your facilities, what you have done / are doing to address the bottlenecking issues, and what the expected impact will be to your operating results and cash flows, including quantification. For the changes that occurred during fiscal year 2011, please comment on the extent to which actual impacts to your operating results and cash flows are in line with your expectations. Please refer to Item 303(a)(3)(ii) of Regulation S-K for guidance.

Response:

In response to this comment, the Registrant advises the Staff that it will disclose in future filings in more detail the authorized material “debottleneck” projects including the purpose of each project. We wish to clarify to the Staff that the material debottleneck projects disclosed in our periodic reports are various incremental capacity expansion projects necessary to support future growth. The Registrant will continue to disclose any known material trends or uncertainties that it reasonably expects to have either a favorable or unfavorable impact on results of operations or cash flows in its Form 10-Q for the quarterly period ended March 31, 2012 - Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations related to these capacity expansion projects.

The Registrant disclosed in its Annual Report on Form 10-K for the year ended December 31, 2011 that capital expenditures were $34 million which was below the previously disclosed $35-40 million expected range for full year 2011. Included in the $34 million capital expenditure amounts for 2011 were various debottleneck projects whose results were in-line with management expectations. The Registrant normally would not comment in more detail where projects were in line with expectations, but rather where they were not.

Staff Comment:

Contractual Obligations and Commercial Commitments, page 33

8.
In future filings, please revise your contractual obligations table to include scheduled interest payments. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions. If you are in a position of paying cash rather than receiving cash for your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay. Refer to Item 303(a)(5) of Regulation S-K for guidance.

Response:

In response to this comment, the Registrant advises the Staff that it will disclose in future filings the estimated interest payments and the corresponding assumptions in a footnote to the Contractual Obligations Table. The Registrant has included the Contractual Obligations Table in Liquidity and Capital Resources within the Form 10-Q for the quarterly period ended March 31, 2012.

Staff Comment:

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

9.
In future filings, please provide a sensitivity analysis for your interest rate risk in accordance with Item 305 of Regulation S-K. While we note that you have effectively fixed the interest rate for the term loan with the interest rate swap, the revolver borrowings under the credit facility remain at a variable rate.

Response:

In response to this comment, the Registrant advises the Staff that it will disclose in future filings a variable interest rate sensitivity measure of one percentage point increase to the interest rate. Assuming the Registrant’s continued qualification for the most favorable interest rates under the current credit facility (which is management’s expectation), the one percentage point interest rate increase would result in an immaterial increase to interest expense of $0.6 million based on an outstanding revolver borrowing of $62 million.

The Registrant has included the above noted variable interest rate sensitivity measure in Part 1, Item 3 “Quantitative and Qualitative Disclosures About Market Risk” in its Form 10-Q for the quarterly period ended March 31, 2012.

Staff Comment:

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 36

10.
In future filings, please expand upon your disclosure regarding the financial hedge you entered into for 75% of your fiscal year 2012 natural gas and electricity requirements to explain the material terms of the hedge. Please also explain the impact changes in natural gas and electricity prices are expected to have on your operating results in light of the financial hedge. Please also explain the circumstances that would have to occur such that the change in pricing for these two raw materials would not be offset by the financial hedge and result in a material impact, positive and negative, to your consolidated financial statements. Please refer to Item 305 of Regulation S-K and Section 507.02 of the Financial Reporting Codification for guidance.

Response:

In response to the comment, the Registrant advises the Staff that, so long as it remains applicable, it will disclose in future filings that the natural gas hedge’s purpose is to reduce the price volatility using natural gas fixed price contracts. The Registrant’s 2012 natural gas spending is estimated to be less than 2% of cost of goods sold. The current fair value of these natural gas fixed price contracts is a liability of approximately $350,000. The Registrant has included the additional disclosure addressing this issue in Part 1, Item 3 “Quantitative and Qualitative Disclosures About Market Risk” in its Form 10-Q for the quarterly period ended March 31, 2012.

Staff Comment:

16. Commitments and Contingencies:

11.
We note that you intend to recognize a tax benefit of $6.8 million during the first quarter of fiscal year 2012 from the settlements reached with CNA during February 2012 for the 1999- 2002 claims. Please provide us with a comprehensive explanation as to why you are recognizing the $6.8 million tax benefit during the first quarter of fiscal year 2012 rather than the fourth quarter of fiscal year 2011. Please refer to the guidance in ASC 855-10-25-1.

Response:

In response to this comment, the Registrant advises the Staff that it has never disclosed or indicated that the benefit is a “tax” benefit, but rather a benefit related to a settlement agreement with Rhodia contemplated in late January 2012 and executed in February 2012. The Registrant stated "an additional $6.8 million benefit is anticipated to be recorded in the first quarter of 2012 as a result of this settlement." In the Form 10-Q for the quarterly period ended March 31, 2012, the amount is referred to as $7.2 million based on updating of exchange rates from the time of the initial disclosure.
As disclosed in its previous filings, the Registrant had established a liability, including the related income tax impact of such liability, for the CNA water duties claims in fiscal years prior to 2011. Also as disclosed, the Registrant was to be indemnified by Rhodia for the period 1999 through 2002. The indemnification undertakings (stemming from a 2004 purchase agreement) covered the Registrant’s after tax exposure resulting from these claims and were in dispute. Like the liability, a receivable had been established on this basis for the amount that was not in dispute prior to fiscal 2011 and was being carried as of December 31, 2011.
Prior to 2012, the two parties had reached no agreements as to settlement of the disputed indemnification. However, in February 2012, the Registrant and Rhodia concluded negotiations and entered into a settlement agreement with respect to periods covered under the indemnification covenants and certain other claims for the periods post 2005. Under the terms of the new agreement, in addition to the amounts originally covered under the indemnity, the Registrant and Rhodia agreed to additional consideration of $6.8 million which included resolution of what the Registrant termed in its previous filed disclosures as the “New York Litigation” with Rhodia. That litigation covered other periods and other bases of possible Rhodia indemnification. The Registrant assessed this settlement thoroughly and carefully under ASC 855-10-25-1 and under ASC 450-30-25-1. It concluded that such amount being received was the resolution of a gain contingency and, therefore, properly recorded when realized, which was determined to be the first quarter of 2012. We note that ASC 450-30-25-1 states that contingent gains should not be recognized prior to their realization. Therefore, since the settlement process and ultimate resolution took place after December 31, 2011, the Registrant recorded this additional benefit upon its realization during the first quarter of 2012.

Staff Comment:

16. Commitments and Contingencies:

12.
We note your disclosure that an unfavorable resolution of one or more legal proceedings and contractual disputes could have a material adverse effect on your results of operations, financial condition, and/or cash flows. In future filings, please clarify your disclosures to state whether you have recognized a material liability for these loss contingencies, including the amount. Please also disclose the amount or range of reasonably possible loss in excess of accrual, or disclose that you are unable to estimate the amount or range. To the extent that any of your legal proceedings or contractual disputes could be individually material, please provide investors with specific disclosures for those legal proceedings or contractual disputes, including the nature and current status of those loss contingencies. Please refer to ASC 450-20-50-1 – 50-8 for guidance. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please also disclosure your accounting policy for the disclosure of reasonably possible losses. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

Response:

In response to the comment, the Registrant notes the Staff’s comment on our disclosure that an unfavorable resolution of one or more legal proceedings and contractual disputes could have a material adverse effect on our results of operations, financial condition, and/or cash flows. We wish to clarify to the Staff that this language is meant to apply to the prospects of our litigation and disputes generally and we believe is a common element in disclosure. Where the Registrant has assessed loss contingencies as posing more than remote liabilities, it provides additional disclosure and follows the process of recording liabilities if probable and estimable or explaining why they are not estimable. Since the liabilities possibly resulting from the claims meant to be covered by the noted disclosure are considered remote, the Registrant has not recorded any liability for these claims.

The Registrant has made the following disclosure in its Form 10-Q for the quarterly period ended March 31, 2012:

In addition, we are party to legal proceedings and contractual disputes that arise in the ordinary course of our business. Except as to the matters specifically discussed, management believes that these matters represent remote liabilities. However, these matters cannot be predicted with certainty and an unfavorable resolution of one or more of them could have a material adverse effect on our business, results of operations, financial condition, and/or cash flows. (emphasis supplied for this response)

Staff Comment:

19. Segment Reporting:

13.
We note that sales are reported on a ship-from basis for segment reporting purposes. We further note that sales are recognized when delivery has occurred on a consolidated basis. Please explain to us and clarify your disclosures in future filings why there is no adjustment for this difference in accounting policy from segment sales to consolidated sales.

Response:

In response to the comment, the Registrant advises the Staff that the Registrant does not assign the sale to the shipped-from or the shipped-to location until revenue is recognized.

Therefore, the presentation of the shipped-from and shipped-to sales is on the same basis of revenue recognition (both as to segment sales and consolidated sales) and, accordingly, no reconciling adjustment is warranted.

The Registrant advises the Staff that, in future filings where shipped-to and shipped-from sales are presented in segment reporting, the Registrant will disclose affirmatively that no reconciling adjustment is required since segment sales and consolidated sales are on the same basis of revenue recognition.
Staff Comment:

22. Acquisitions:

14.
In future filings beginning with your first quarter of fiscal year 2012 Form 10-Q, please disclose why the initial accounting for your acquisition of Kelatron is incomplete and identify the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete. Once you have completed the accounting for your acquisition of Kelatron, please disclose the nature and amount of any measurement period adjustments recognized. Please refer to ASC 805-10-50-6 and ASC 805-10-55-27 – 55-29 for guidance.

Response:

In response to this comment, the Registrant will continue to include all necessary disclosures in accordance with ASC 805, Business Combinations. Accordingly, the Company continues to evaluate certain contingent liabilities related to this business combination. Additional information, which existed as of the acquisition date but was at that time unknown to the Company, may become known during the remainder of the measurement period. The measurement of fair value of the assets and liabilities acquired remains open for quantification of these contingent liabilities. The measurement period is expected to be completed within one year from the date of the acquisition.

************************
As requested by the Staff in the comment letter, the Registrant acknowledges the following matters:
• The Registrant is responsible for the accuracy and adequacy of the disclosure in its filings.
• Staff comments and responses to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant’s filings.
• The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
    Please contact the undersigned directly at (609) 366-1207, or James A. Testa, Esq., Deputy General Counsel, at (609) 366-1223 in the event the Staff requires any additional information or wishes to discuss our responses further.

Very truly yours,

Charles Brodheim Vice President, Corporate Controller Chief Accounting Officer